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                    EXHIBIT B TO TWEEDY, BROWNE COMPANY LLC
                             13D DATED MAY 19, 2003


                          KIRBY MCINERNEY & SQUIRE LLP
                                830 Third Avenue
                               New York, NY 10022






VIA FEDERAL EXPRESS

May 19, 2003

The Board of Directors
Hollinger International Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE  19808

Ladies and Gentlemen:

     Our client, Tweedy Browne Company, LLC ("TBC"), by virtue of its investment and voting power over shares held by its clients, controls approximately 13.2 million shares of Class A common stock of Hollinger International Inc. (the "Company"). TBC has held certain of such shares on behalf of its clients since September 3, 1999. In the Company's filings with the Securities and Exchange Commission over the past several years, it has been publicly reported that over $73 million was paid to Conrad Black, the Chief Executive Officer and Chairman of the Board of Directors of the Company and other senior executives of the Company including David Radler, Peter Atkinson and J.A. Boultbee (collectively, the "Executives") and received by the Executives since January 1, 2000 either directly, or indirectly through The Ravelston Corporation Limited and its subsidiaries and affiliates, under non-competition agreements (collectively the "Agreements"). The Agreements were reported to have arisen from three asset sales by the Company resulting in over $2 billion in proceeds.

     On behalf of our client, we write to demand that the Board of Directors of the Company investigate and take corrective action respecting the payments made to the Executives under the Agreements. We demand you take all action necessary, including litigation, to recover from the Executives (a) the disgorgement of payments made under the Agreements, together with interest thereon, and (b) any other damages to the Company for having lost the opportunity to profit itself from such Agreements.

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The Board of Directors
Page 2
May 19, 2003


     The acceptance of payment under the Agreements by the Executives instead of the Company constitutes a usurpation of a corporate opportunity belonging to the Company. It also constitutes a breach of the fiduciary duty and the duty of loyalty that each of the Executives owes to the Company and all of its shareholders.

     We are sending this demand letter because we have analyzed the composition of the Board of Directors of the Company and have determined, based on public information, that the Board should be able to impartially and independently consider this demand and seek redress from the Executives on behalf of the Company. Failure to take the action demanded in this letter, however, would constitute a failure to act independently, and indeed participation in the diversion of a corporate opportunity to the Executives.

     The claim of misappropriation of corporate opportunity is derivative in nature under the law of Delaware, the state in which the Company is incorporated. This derivative claim is separate and distinct from any federal securities law claim or other claim that may have been or may be alleged relating to the acceptance of payments under the Agreements by the Executives. Because the subject matter of this demand is derivative in nature, and because the Board of Directors of the Company should be capable of responding to this demand independently, final resolution of this matter may only be conducted with a stockholder that has submitted a formal demand to the Board of Directors that the Board initiate suit.

     We look forward to hearing from you regarding your investigation and resolution of this matter. If we can be of further assistance, please let me know. If we do not receive a definitive response to this demand within 45 days, we will regard that as a failure to act independently within a reasonable period of time.

                                                     Very truly yours,



                                                     Robert E. Curry


cc
(Via Federal Express):
The Board of Directors
Joel E. Friedlander, Esq.